UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

Ophthotech Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683745103

(CUSIP Number)

HBM Healthcare Investments (Cayman) Ltd.

Governors Square, Suite #4-212-2

23 Lime Tree Bay Ave., West Bay

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1.	Name of Reporting Persons HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,653,572(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,653,572(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,653,572(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.69%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 13,670 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 31,250,817 shares (including 1,140,000 shares sold pursuant to the exercise of the underwriters’ over-allotment option) of the Issuer’s Common Stock outstanding as of September 30, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s final prospectus dated September 24, 2013, filed with the Securities and Exchange Commission on September 25, 2013.

Item 1.       Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ophthotech Corporation (the “Issuer”). The Common Stock is listed on the NASDAQ Global Select Market under the ticker symbol “OPHT”. The Issuer’s principal executive office is located at One Penn Plaza, 35th Floor, New York, New York 10119.

Item 2.       Identity and Background

(a)       The entity filing this statement is HBM Healthcare Investments (Cayman) Ltd. (“HBM”).

(b)       The address of the principal place of business for HBM is Governors Square, Suite #4-212-2, 23 Lime Tree Bay Ave., West Bay Grand Cayman, Cayman Islands.

(c)       HBM is an offshore venture capital investment entity that is engaged in the principal business of acquiring, holding and disposing of interests in various emerging growth companies for investment purposes.

(d)       During the last five years, HBM has not been convicted in any criminal proceeding.

(e)       During the last five years, HBM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        HBM is an entity duly organized and existing under the laws of the Cayman Islands, British West Indies.

Item 3.       Source and Amount of Funds or Other Consideration

On September 24, 2013, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-190643) in connection with its initial public offering (the “IPO”) of 8,740,000 shares of Common Stock (including 1,140,000 shares sold pursuant to the exercise of the underwriters’ over-allotment option), was declared effective. The closing of the offering took place on September 30, 2013, and at such closing, HBM purchased an aggregate of 228,000 shares of Common Stock at the initial public offering price of $22.00 per share. The source of funds for such purchase was the working capital of HBM.

Item 4.       Purpose of Transaction

HBM purchased the shares of Common Stock in the initial public offering for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

HBM from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, HBM will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If HBM believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, HBM may determine to dispose of some or all of the Common Stock currently owned by it or otherwise acquired by HBM either in the open market or in privately negotiated transactions.

Except as set forth above, HBM has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

(a) – (b) As of this date of this filing, HBM directly beneficially owns 3,653,572 shares of Common Stock, which constitutes approximately 11.69%(1) of the Common Stock.

(c)           The information provided in Item 3 is incorporated by reference herein. In addition, HBM acquired an aggregate of 3,425,572 shares of Common Stock on September 30, 2013 in connection with the closing of the Issuer’s IPO, whereupon (i) all Series A Preferred Stock held by HBM converted into 2,436,346 shares of Common Stock and accrued stock dividends thereon were issued and converted into 370,591 shares of Common Stock, (ii) all Series B Preferred Stock held by HBM converted into 353,107 shares of Common Stock and accrued stock dividends thereon were issued and converted into 45,101 shares of Common Stock, (iii) all Series C Preferred Stock held by HBM converted into 204,974 shares of Common Stock and accrued stock dividends thereon were issued and converted into 1,783 shares of Common Stock, and (iv) a warrant to purchase shares of Series A Preferred Stock of the Issuer dated June 18, 2007 for 60,758 Shares (as defined therein) was converted into a warrant to purchase an aggregate of 13,670 shares of Common Stock, including accrued stock dividends of 1,806 shares. The shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and the warrant were acquired by HBM in multiple private placement transactions with the Issuer.

(1)   This percentage is calculated based upon 31,250,817 shares (including 1,140,000 shares sold pursuant to the exercise of the underwriters’ over-allotment option) of the Issuer’s Common Stock outstanding as of September 30, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as set forth in the Issuer’s final prospectus dated September 24, 2013, filed with the Securities and Exchange Commission on September 25, 2013.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Inapplicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

HBM and other stockholders of the Issuer have entered into a Third Amended and Restated Investors’ Rights Agreement with the Issuer, dated May 23, 2013 (the “Investors’ Rights Agreement”).  Subject to the terms of the Investors’ Rights Agreement, holders of shares of Common Stock having registration rights (the “Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Beginning 180 days after September 24, 2013, subject to certain specified limitations set forth in the Investors’ Rights Agreement, at any time, the holders of at least 60% of the Registrable Securities, may demand in writing that the Issuer register all or a portion of the Registrable Securities under the Securities Act of 1933, as amended (the “Securities Act”). The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions, and is not obligated to file a new registration statement pursuant to this provision within 90 days before or 180 days after the effective date of any other registration statement that the Issuer may file or if the Issuer determines in good faith that it would be seriously detrimental to the Issuer’s stockholders.

Form S-3 Registration Rights

At any time after the Issuer becomes eligible to file a registration statement on Form S-3, subject to specified limitations set forth in the Investors’ Rights Agreement, the holders of Registrable Securities may demand in writing that the Issuer register on Form S-3 all or a portion of the Registrable Securities, so long as the total amount of Registrable Securities to be registered have an aggregate offering price of at least $3 million (net of selling expenses). The Issuer is not obligated to file a Form S-3 pursuant to this provision on more than four occasions, and the Issuer is not obligated to file a registration statement pursuant to this provision within 30 days before or 90 days after the effective date of any other registration statement that the Issuer may file or if the Issuer determines in good faith that it would be seriously detrimental to the Issuer’s stockholders.

Incidental Registration Rights

If the Issuer proposes to file a registration statement under the Securities Act, other than pursuant to the demand registration rights described above, the holders of Registrable Securities will be entitled to notice of such registration and, subject to specified exceptions, including market conditions, have the right to require the Issuer to register all or a portion of the Registrable Securities held by them.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, including registration and filing fees, exchange listing fees, printing expenses and accounting fees and the fees and expenses of one counsel to represent the selling stockholders, in addition to any underwriting discounts and commissions that are related to any demand or incidental registration described above.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights after the earlier of:

•      Such time as Rule 144 under the Securities Act (or other similar exemption under the Securities Act) is available for the sale of all of such Holder’s Registrable Securities without limitation during a three-month period without registration and without the requirement that the Issuer have made the reports required to be filed under Rule 144(c)(1) under the Securities Act; and

•      September 30, 2018.

Lock-up Agreement

HBM, along with all of the Issuer’s officers, directors, and certain significant stockholders of the Issuer’s common stock, have agreed with the underwriters for the Issuer’s initial public offering, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period beginning on July 1, 2013 and continuing and including the date 180 days after the date of the Prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC.

The foregoing description of the terms of the Investors’ Rights Agreement and Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of HBM’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.       Material to Be Filed as Exhibits

A.            Third Amended and Restated Investors’ Rights Agreement dated as of May 23, 2013 by and among the Issuer and each of the persons and entities listed on Schedule A (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-190643) filed on August 15, 2013).

B.            Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-190643) filed on September 9, 2013).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2013	HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

	By:	/s/ Jean-Marc Lesieur
Name: Jean-Marc Lesieur
Title: Director

Exhibit Index

A.            Third Amended and Restated Investors’ Rights Agreement dated as of May 23, 2013 by and among the Issuer and each of the persons and entities listed on Schedule A (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-190643) filed on August 15, 2013).

B.            Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-190643) filed on September 9, 2013).